China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

March 6, 2012

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	China Pharma Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011 and Amended March 17, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011
File No. 001-34471

Dear Mr. Rosenberg:

China Pharma Holdings, Inc., a Delaware corporation (the “Company”), is in receipt of the verbal comments the staff (the “Staff”) of the Securities and ExchangeCommission (the “Commission”) provided telephonically on March 1, 2012 (the “Comments”) to the Company, with respect to the subject filings.  We hereby file via EDGAR our response to the Comments. Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended (the “Form 10-K”).

1.	Please confirm that the products that are SFDA approved did not contain any patent right.

Response:

We confirm that none of the SFDA-approved products contain any patent right.

2.	Clarify that only two of the contracts contain patent rights, and the Company has title of one patent and the other is in the process of being transferred.

Response:

Only two of the contracts for the purchase of medical formulas contain the transfer of patent rights to the Company. The title of one patent has been transferred to the Company. The second laboratory is in the process of transferring the title of the subject patent to the Company.

3.
Please confirm that the Company will breakout the patent separately at the date the SFDA approval is obtained and will amortize it over the remaining useful life (See ASC350-30-35-C).  More specifically, a portion of purchase amount for the purchase of patent shall be allocated under “patent” and the remaining portion of the purchase amount shall be allocated under “medical formula.”

Response:

We confirm for any contract that contains patent right, the Company will allocate the purchase amount between the patent right and the medical formula at the date SFDA approval is obtained, will amortize the patent cost over the lesser of its remaining legal term or its estimated useful life and will amortize the cost of the medical formula over its estimated useful life.

Note 5 – Advances for Purchases of Intangible Assets and Property and Equipment

4.	In the first paragraph of the proposed disclosure under Note 5, please clarify that the approval has not been obtained as of the date of the contract.

5.	In the first paragraph of the proposed disclosure under Note 5, please take out “for which the related patents have expired (generic medicines)” to avoid possible confusion to the readers.

6.	For the proposed disclosure under Note 5, please clarify those patents are obtained in conjunction with certain medical formula.

Response:

In responding to the Staff’s comments 4, 5 & 6 above, the first paragraph under Note 5 has been modified. Our proposed disclosure of Note 5 will read in its entirety as follows.  A blacklined compare version is enclosed hereto as Annex I to show the changes we made.

NOTE 5 – ADVANCES FOR PURCHASES OF INTANGIBLE ASSETS

In order to expand the number of medicines manufactured and marketed by the Company, the Company has entered into contracts with independent laboratories for the purchase of medical formulas and certain related patents. Although SFDA approval has not been obtained for these medical formulas at the dates of the contracts, the object of the contracts is for the purchase of SFDA-approved medical formulas once the SFDA approval process is completed.  Among the medical formulas that are currently pending the SFDA approval, two of them are patented medical formulas, and the Company has received the title of one patent and is currently in the transfer process to receive the title of the other patent. The related patents have not expired.

Prior to entering into the contracts, the laboratories typically have completed all required research and development to determine the medical formula for and the method of production of the generic medicine.  Since the laboratories are not eligible to apply for SFDA production approval, they usually collaborate with a production facility (such as the Company) and apply for the production approval in the name of the manufacturer. The Company buys the final products with the production approval from the SFDA and the laboratories have to complete the SFDA process from the point of the contract.

A typical SFDA approval process for the production of a generic medical product involves a number of steps that generally requires three to five years. If the medical formula is purchased at the point when the generic medical product receives the SFDA’s approval for clinical study, which is very typical for the Company, the clinical study that follows will usually take from one and a half years to three years to complete. After the clinical study is completed, the results are submitted to the SFDA and a production approval application is filed with the SFDA. In most cases, it will take between eight to eighteen months to prepare and submit the production approval application and obtain SFDA approval. Upon approving the generic medical product, the SFDA issues a production certificate and the Company can produce and sell the generic medical product. As a result of this process, SFDA approval is expected to be received in approximately two to five years from the dates of the medical formula contracts.

Under the terms of the contracts, the laboratories are required to obtain production approval (on behalf of the Company) for the medical formulas from the SFDA. Management monitors the status of each medical formula on a regular basis in order to assess whether the laboratories are performing adequately under the contracts. If a medical product is not approved by the SFDA, as evidenced by their issuance of a denial letter, or if the laboratory breaches the contract, the laboratory is required under the contract to provide a refund to the Company of the full amount of the payments made to the laboratory for that formula, or the Company can require the application of those payments to another medical formula with the same laboratory. As a result of the refund right, the Company is purchasing an approved medical product. Accordingly, payments made prior to the issuance of production approval by the SFDA are recorded as advances for purchases of intangible assets.

To date, no formula has failed to receive SFDA production approval nor has the Company been informed or become aware of any formula that may fail to receive such approval. However, there is no assurance that the medical products will receive production approval and if the Company does not receive such approval, it will enforce its contractual rights to receive the refund from the laboratory or have the payments applied to another medical formula with the same laboratory.

Annual Report on Form 10-K for the fiscal year ended December 31, 2011

7.	Please confirm that in the annual report on Form 10-K, the Company will reclassify the 2010 amounts to conform to the 2011 presentation.

Response:

We confirm that in the annual report on Form 10-K, the Company will reclassify the 2010 amounts to conform to the 2011 presentation.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the subject filings.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the subject filings do not foreclose the Commission from taking any action with respect to subject filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank Waung
Frank Waung
Chief Financial Officer

Encl:

Annex I
NOTE 5 – ADVANCES FOR PURCHASES OF INTANGIBLE ASSETS

In order to expand the number of medicines manufactured and marketed by the Company, the Company has entered into ~~purchase~~ contracts with independent laboratories for the purchase of medical formulas and certain related patents. Although SFDA approval has not been obtained for these medical formulas at the dates of the contracts, the object of the contracts is for the purchase of SFDA-approved ~~established medical formulas for which the related patents have expired (generic medicines).  In addition, the Compnay has entered into a contract with a laboratory for the purchase of an SFDA approved patented Chinese medical formula.  The related patent has~~   medical formulas once the SFDA approval process is completed.  Among the medical formulas that are currently pending the SFDA approval, two of them are patented medical formulas, and the Company has received the title of one patent and is currently in the transfer process to receive the title of the other patent. The related patents have not expired.

Prior to entering into the contracts, the laboratories typically have completed all required research and development to determine the medical formula for and the method of production of the generic medicine.  Since the laboratories are not eligible to apply for SFDA production approval, they usually collaborate with a production facility (such as the Company) and apply for the production approval in the name of the manufacturer. The Company buys the final products with the production approval from the SFDA and the laboratories have to complete the SFDA process from the point of the contract.

A typical SFDA approval process for the production of a generic medical product involves a number of steps that generally requires three to five years. If the medical formula is purchased at the point when the generic medical product receives the SFDA’s approval for clinical study, which is very typical for the Company, the clinical study that follows will usually take from ~~1.5~~ one and a half years to three years to complete. After the clinical study is completed, the results are submitted to the SFDA and a production approval application is filed with the SFDA. In most cases, it will take between eight to eighteen months to prepare and submit the production approval application and obtain SFDA approval. Upon approving the generic medical product, the SFDA issues a production certificate and the Company can produce and sell the generic medical product. As a result of this process, SFDA approval is expected to be received in approximately two to five years from the dates of the medical formula contracts.

Under the terms of the contracts, the laboratories are required to obtain production approval (on behalf of the Company) for the medical formulas from the SFDA. Management monitors the status of each medical formula on a regular basis in order to assess whether the laboratories are performing adequately under the contracts. If a medical product is not approved by the SFDA, as evidenced by their issuance of a denial letter, or if the laboratory breaches the contract, the laboratory is required under the contract to provide a refund to the Company of the full amount of the payments made to the laboratory for that formula, or the Company can require the application of those payments to another medical formula with the same laboratory. As a result of the refund right, the Company is purchasing an approved medical product. Accordingly, payments made prior to the issuance of production approval by the SFDA are recorded as advances for purchases of intangible assets.

To date, no formula has failed to receive SFDA production approval nor has the Company been informed or become aware of any formula that may fail to receive such approval. However, there is no assurance that the medical products will receive production approval and if the Company does not receive such approval, it will enforce its contractual rights to receive the refund from the laboratory or have the payments applied to another medical formula with the same laboratory.